FORM AW

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                   REQUEST FOR WITHDRAWAL PURSUANT TO RULE 477
                        UNDER THE SECURITIES ACT OF 1933

                        JOHN HANCOCK INVESTMENT TRUST II
                                  on behalf of:
                       John Hancock Small Cap Equity Fund

                               WITHDRAWAL REQUEST

John Hancock Investment Trust II (the "Registrant")
SEC File No. 2-90305
CIK No. 0000743861

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it requests to withdraw Post-Effective Amendment No. 53 on Form N-1A filed and accepted on June 24, 2003 (Accession No. 0001010521-03-000200). The purpose of this request is to correct the inadvertent filing of a combined multi-fund prospectus with respect to the addition of Class R shares to John Hancock Small Cap Equity Fund. A corrected Pre-Effective Amendment with a prospectus pertaining only to the John Hancock Small Cap Equity Fund will be filed as soon as possible.

                                    SIGNATURE

         Pursuant to the requirements of Rule 477 under the Securities Act of 1933, the Registrant has caused this request for withdrawal to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 31st day of July 2003.




                                JOHN HANCOCK INVESTMENT TRUST II

                                /s/Avery P. Maher
                                ---------------------------------------------
                                Avery P. Maher
                                Second Vice President and Assistant Secretary